

June 1, 2022

Brian Kistler
Chief Executive Officer
VOSB Acquisition Corp I
6461 N 100 E
Ossian, IN 46777

> **Re: VOSB Acquisition Corp I**
> **Registration Statement on Form 10-12G**
> **Filed May 5, 2022**
> **File No. 000-56436**

Dear Mr. Kistler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General

1.   Please disclose prominently in the Business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. In this regard, we note your brief reference on page 8 to your shell company status. Additionally, please disclose that you are a "blank check" company under paragraph (a)(2) of Rule 419 of the Securities Act. Please revise to provide similar disclosure regarding your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities.

Item 5. Directors and Executive Officers, page 15

2.   Please clearly disclose all companies, including blank check companies, with which Mr. Kistler has been associated as an officer or director during the past five years, including, for example only, Freedom Holdings Inc. Describe the business of New Opportunity Business Solutions, Inc. or state, if true, that it is also a blank check company. In addition, please clearly identify Mr. Kistler as a promoter. See Item 401(g) of Regulation S-K. Given Mr. Kistler's other affiliations, please discuss any potential conflicts of interest.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeff Turner, Esq.